U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

January 28, 2011

FILED VIA EDGAR

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Brandes Investment Trust (the “Trust”)
File Nos.: 33-81396 and 811-08614

Dear Ms. Stirling:

The Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that Post-Effective Amendment No. 34 to the Registration Statement filed on Form N-1A on December 14, 2010, be accelerated to become effective on Monday, January 31, 2011, simultaneously with the effectiveness of Post-Effective Amendment No. 33 to the Registration Statement filed on Form N-1A on November 17, 2010.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Quasar Distributors, LLC, the Trust’s principal underwriter, requesting that effectiveness of Post-Effective Amendment No. 34 be accelerated to Monday, January 31, 2011.

If you have any questions regarding the enclosed, please do not hesitate to contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/Elaine E. Richards

Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

Attachment

Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, WI 53202

January 28, 2011

FILED VIA EDGAR

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Brandes Investment Trust (the “Trust”)
File Nos.: 33-81396 and 811-08614
REQUEST FOR ACCELERATION

Dear Ms. Stirling:

As the principal underwriter of the Trust and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of Post-Effective Amendment No. 34 to the Trust’s Registration Statement, filed on Form N-1A on December 14, 2010, be accelerated to Monday, January 31, 2011.

Very truly yours,

QUASAR DISTRIBUTORS, LLC

/s/James R. Schoenike

James R. Schoenike
President